UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

National Semiconductor Corporation

(Name of Issuer)

Common Stock, $.50 par value

(Title of Class of Securities)

637640103

(CUSIP Number)

Ralph V. Whitworth
Relational Investors, LLC
11975 El Camino Real, Suite 300
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637640103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL INVESTORS, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,533,400

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 22,533,400

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,533,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.38%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL INVESTORS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,183,738

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,183,738

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,183,738

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.32%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL FUND PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 162,646

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 162,646

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,646

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.05%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL COAST PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 268,466

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 268,466

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 268,466

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.08%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 296,088

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 296,088

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 296,088

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.08%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH FUND 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,409,834

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,409,834

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,409,834

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.68%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH FUND 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,868,784

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,868,784

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,868,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.38%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL INVESTORS III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 293,786

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 293,786

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 293,786

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.08%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 4, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 389,006

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 389,006

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 389,006

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.11%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 417,256

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 417,256

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 417,256

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.12%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 201,443

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 201,443

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 201,443

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL INVESTORS VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,723,030

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,723,030

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,723,030

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.77%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RALPH V. WHITWORTH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,533,400

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,533,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,533,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.38%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DAVID H. BATCHELDER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,533,400

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,533,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,533,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.38%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JOEL L. REED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,533,400

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,533,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,533,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.38%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JAMES J. ZEHENTBAUER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,533,400

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,533,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,533,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.38%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock with $.50 par value (the “Shares”), of National Semiconductor Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2900 Semiconductor Drive, P.O. Box 58090, Santa Clara, CA 95052-8090.

Item 2.	Identity and Background

This Statement is being filed by and on behalf of Relational Investors, L.P. (“RILP”), Relational Fund Partners, L.P. (“RFP”), Relational Coast Partners, L.P. (“RCP”), Relational Partners, L.P. (“RP”), RH Fund 1, L.P. (“RH1”), RH Fund 2, L.P. (“RH2”), Relational Investors III, L.P. (“RI III”), RH Fund 4, L.P. (“RH4”), RH Fund 6, L.P. (“RH6”), RH Fund 7, L.P. (“RH7”), and Relational Investors VIII, L.P. (“RI VIII”). Each of RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH 6, RH7 and RI VIII is a Delaware limited partnership. The principal business of each of RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6, RH7 and RI VIII is investing in securities.

This Statement is also being filed by and on behalf of Relational Investors, LLC (“RILLC”), a Delaware limited liability company. The principal business of RILLC is being the sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7 and RI VIII and as the sole managing member of the general partner of RI III. RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6, RH7, RI VIII and six accounts managed by RILLC are the beneficial owners of the securities covered by this Statement. Pursuant to the Limited Partnership Agreement of each of RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6, RH7 and RI VIII and the investment management agreement for the accounts managed by RILLC, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by and on behalf of Ralph V. Whitworth, David H. Batchelder, Joel L. Reed and James J. Zehentbauer. Messrs. Whitworth, Batchelder, Reed and Zehentbauer are the Principals of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement. Messrs. Whitworth, Batchelder, Reed and Zehentbauer, therefore, may be deemed to have shared indirect beneficial ownership of such securities. The present principal occupation of each of Messrs. Whitworth, Batchelder, and Zehentbauer is serving as Principals of RILLC. The present principal occupation of Mr. Reed is serving as Principal of Relational Advisors LLC (Messrs. Whitworth, Batchelder, Reed and Zehentbauer, together with RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6, RH7, RI VIII and RILLC, hereinafter, the “Reporting Persons”).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 11975 El Camino Real, Suite 300, San Diego, CA 92130.
Messrs. Whitworth, Batchelder, Reed and Zehentbauer are citizens of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

Three of the six accounts managed by RILLC purchased an aggregate of 72,742 Shares for a total consideration (including brokerage commissions) of $630,755.83 derived from capital in the managed accounts and margin borrowings from the client margin accounts at Credit Suisse First Boston Corporation (“CSFBC”). The other three accounts managed by RILLC purchased an aggregate of 2,246,581 Shares for a total consideration (including broker commissions) of $27,416,887.02 derived from the capital of the managed accounts.

RILP purchased an aggregate of 8,183,738 Shares for total consideration (including brokerage commissions) of $70,499,508.72 derived from the capital of RILP.

RFP purchased an aggregate of 162,646 Shares for total consideration (including brokerage commissions) of $1,395,228.81 derived from the capital of RFP and margin borrowings from a margin account at CSFBC.

RCP purchased an aggregate of 268,466 Shares for total consideration (including brokerage commissions) of $2,403,827.40 derived from the capital of RCP and margin borrowings from a margin account at CSFBC.

RP purchased an aggregate of 296,088 Shares for total consideration (including brokerage commissions) of $2,531,499.43 derived from the capital of RP.

RH1 purchased an aggregate of 2,409,834 Shares for total consideration (including brokerage commissions) of $20,196,176.25 derived from the capital of RH1 and margin borrowings from a margin account at CSFBC.

RH2 purchased an aggregate of 4,868,784 Shares for total consideration (including brokerage commissions) of $47,778,688.63 derived from the capital of RH2 and margin borrowings from a margin account at CSFBC.

RI III purchased an aggregate of 293,786 Shares for total consideration (including brokerage commissions) of $2,414,861.15 derived from the capital of RI III.
RH4 purchased an aggregate of 389,006 Shares for total consideration (including brokerage commissions) of $8,382,409.49 derived from the capital of RH4.

RH6 purchased an aggregate of 417,256 Shares for total consideration (including brokerage commissions) of $8,991,147.70 derived from the capital of RH6.
RH7 purchased an aggregate of 201,443 Shares for total consideration (including brokerage commissions) of $4,340,750.36 derived from the capital of RH7.
RI VIII purchased an aggregate of 2,723,030 Shares for total consideration (including brokerage commissions) of $58,676,606.49 derived from the capital of RI VIII.

Interest on the margin debt balance of each of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points. CSFBC has a lien on the Shares held by three of the six accounts managed by RILLC and those held by each of RFP, RCP, RH1 and RH2 to secure repayment of the margin borrowings described above.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and restated as follows:

As of the date of this amendment, except as set forth below, none of the Reporting Persons has any present plan or intention that would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Since the date of our last amendment to this Statement, the Reporting Persons have added new accounts to their portfolio and increased their assets under management.  Consequently, the Reporting Persons have acquired additional shares of the Company.

The Reporting Persons believe that the Company can continue to improve its operating profit margin and return on invested capital basis by reinitiating its program of discontinuing or disposing of low margin and unprofitable business lines, thereby leading to possible further stock price appreciation.  To help ensure that the Company continues to vigorously focus on the implementation of its strategic profit-improvement initiatives, the Reporting Persons plan to continue to communicate with management and members of the board of directors.  In addition, the Reporting Persons intend to retain a position of at least 5% of the Shares, thereby retaining their right (pursuant to the Agreement between the Reporting Persons and the Company dated July 21, 2003) to meet with management and the board of directors until the Company’s 2004 Annual Meeting of Stockholders.

The Reporting Persons intend to closely monitor the Company’s performance and may modify their plans.  In addition, the Reporting Persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties concerning the Company.

Although the Reporting Persons do not have any plans other than the monitoring and communication program outlined in the previous paragraphs, the Reporting Persons may exercise any and all of their respective rights as stockholders of the Company in a manner consistent with their equity interests, including seeking representation on the Company’s board of directors at a special or annual meeting of the Company’s stockholders.

The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

Item 5.	Interest in Securities of the Issuer

(a)                                  As of the date of this Statement, the Reporting Persons beneficially own in the aggregate 22,533,400 Shares constituting 6.38% of the outstanding Shares (the percentage of Shares owned being based upon 353,367,370 Shares outstanding at February 29, 2004 as set forth in the Company’s Form 10-Q for the quarter ended February 29, 2004 adjusted for certain stock repurchases disclosed as a subsequent event in such Form 10-Q and for a 2-for-1 stock split announced by the Company on April 19, 2004). The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	PERCENT OF OUTSTANDING SHARES
RILLC	2,319,323	0.66%
RILP	8,183,738	2.32%
RFP	162,646	0.05%
RCP	268,466	0.08%
RP	296,088	0.08%
RH1	2,409,834	0.68%
RH2	4,868,784	1.38%
RI III	293,786	0.08%
RH4	389,006	0.11%
RH6	417,256	0.12%
RH7	201,443	0.06%
RI VIII	2,723,030	0.77%

RILLC, in its capacity as an investment management consultant, may be deemed to possess direct beneficial ownership of the 2,319,323 Shares that are owned by accounts which it manages. Additionally, RILLC, as the sole general partner of each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7 and RI VIII and as the sole managing member of the general partner of RI III, may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Shares of which any of RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6, RH7 and RI VIII may be deemed to possess direct beneficial ownership. Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer, as Principals of RILLC, may be deemed to share beneficial ownership of the Shares which RILLC may beneficially own. Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.
(b) RILP has the sole power to vote or direct the vote of 8,183,738 Shares and the sole power to dispose or direct the disposition of such Shares.
RFP has the sole power to vote or direct the vote of 162,646 Shares and the sole power to dispose or direct the disposition of such Shares.
RCP has the sole power to vote or direct the vote of 268,466 Shares and the sole power to dispose or direct the disposition of such Shares.
RP has the sole power to vote or direct the vote of 296,088 Shares and the sole power to dispose or direct the disposition of such Shares.
RH1 has the sole power to vote or direct the vote of 2,409,834 Shares and the sole power to dispose or direct the disposition of such Shares.
RH2 has the sole power to vote or direct the vote of 4,868,784 Shares and the sole power to dispose or direct the disposition of such Shares.
RI III has the sole power to vote or direct the vote of 293,786 Shares and the sole power to dispose or direct the disposition of such Shares.
RH4 has the sole power to vote or direct the vote of 389,006 Shares and the sole power to dispose or direct the disposition of such Shares.
RH6 has the sole power to vote or direct the vote of 417,256 Shares and the sole power to dispose or direct the disposition of such Shares.
RH7 has the sole power to vote or direct the vote of 201,443 Shares and the sole power to dispose or direct the disposition of such Shares.
RI VIII has the sole power to vote or direct the vote of 2,723,030 Shares and the sole power to dispose or direct the disposition of such Shares.

RILLC has the sole power to vote or direct the vote 2,319,323 Shares held by six accounts which it manages, and the sole power to dispose or direct the disposition of such Shares. In addition, RILLC, as sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7 and RI VIII and as the sole managing member of the general partner of RI III, may be deemed to have the sole power to vote or direct the vote of 20,214,077 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares. Messrs. Batchelder, Whitworth, Reed and Zehentbauer, as the Principals of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

(c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days is set forth in Exhibit 1 filed with this Statement.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for the investment discretion and voting authority described in Item 2 and as follows: the respective partnership agreements of RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6, RH7 and RI VIII each contain provisions whereby its general partner (i.e., RILLC) may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s investments.

Item 7.	Material to Be Filed as Exhibits
The following Exhibits are filed herewith:
1. Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: June 14, 2004

RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.
RH FUND 1, L.P.
RH FUND 2, L.P.
RELATIONAL INVESTORS III, L.P.
RH FUND 4, L.P.
RH FUND 6, L.P.
RH FUND 7, L.P.
RELATIONAL INVESTORS VIII, L.P.

By: Relational Investors, LLC
as general partner to each, except as the sole managing member of the general partner of Relational Investors III, L.P.

By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth
Principal

RELATIONAL INVESTORS, LLC

By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth
Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

/s/ Joel L. Reed
Joel L. Reed

/s/ James J. Zehentbauer
James J. Zehentbauer

EXHIBIT INDEX

Exhibit No.	Description
1.	Information concerning transactions in the Shares effected by the Reporting Persons in the last 60 days.